VIA EDGAR TRANSMISSION

May 13, 2011

Mr. Jay Ingram
Ms. Jessica Kane
United States Securities and
Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	Westinghouse Solar, Inc. (f/k/a Akeena Solar, Inc.)
Registration Statement on Form S-3

Filed March 18, 2011

File No. 333-172939

Dear Mr. Ingram and Ms. Kane:

On behalf of our client, Westinghouse Solar, Inc., a Delaware corporation (the “Company”) we submit the following in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated April 13, 2011, to Barry Cinnamon, Chief Executive Officer of the Company (the “Comment Letter”). The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.  For your convenience, your comments have been reproduced in italics below, together with the responses.  The Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”).  Capitalized terms used and not defined herein have the meanings given to such terms in the Amendment.

Please note that the Company formally changed its corporate name to “Westinghouse Solar, Inc.” effective April 6, 2011, and effected a 1-for-4 reverse stock split after the close of business on April 13, 2011, and revisions have been made in the Amendment to reflect those changes.  Revisions have also been made in the Amendment to reflect updated information consistent with the Company’s most recent periodic report on Form 10-Q filed with the SEC on May 10, 2011.

General

1.
Please note that comments regarding your confidential treatment request will be sent under separate cover.  Please be advised that comments on the outstanding confidential treatment request must be resolved before we will accept a request to accelerate the effectiveness of the registration statement.

Response:  We note the Staff’s comment.  The Company plans to work to resolve the Staff’s comments on the outstanding confidential treatment request before it requests acceleration of the effectiveness of the registration statement.  A revised confidential treatment request will be submitted under separate cover, along with responses to the Staff’s comments on the original confidential treatment request.

2.
On page seven, we note that the Series B 4% Convertible Preferred are initially.  convertible into shares of common stock at $0.45 per share and the Series K Warrants are initially exercisable for shares of common stock at $0.60 per share and that these conversion and exercise prices are subject to downward adjustment upon the occurrence of certain events, such as if the market price of your common stock at the one year anniversary of the Securities Purchase Agreement is below the then-effective conversion price of the Series B Preferred.  In an appropriate section of the prospectus, please provide a detailed discussion of the impact that a decline in your stock price will have on the number of shares issued upon conversion of the Series B Preferred and the Series K Warrants, including any applicable formulas for conversion and exercise price adjustments, and the dilution that existing stockholders will experience in the event the price adjustment provisions are triggered.  Additionally, please disclose whether there is a floor or any other limit on the number of shares that you may issue as a result of a decrease in the conversion or exercise prices of these securities.

Response:  In response to the comment, additional disclosure has been added under the subheading “February 2011 Private Placement Transaction; Effect of Potential Conversion Price and Exercise Price Adjustments” in the Selling Stockholder section of the prospectus.  In addition, conforming revisions have been made to risk factor disclosure referenced in the comment, and at the end of the prospectus summary.

3.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	Whether the Series B Preferred and Series K Warrant holders are prohibited from holding short positions in the company’s stock; and
•
Whether, based on information obtained from the Series B Preferred and Series K holders, any of these selling shareholders have an existing short position in the company’s common stock.  If so, please provide the following information:

•	the date on which each such selling shareholder entered into that short position; and
•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Securities Purchase Agreement and the filing of the registration statement (e.g., before or after the announcement of the Securities Purchase Agreement, before the filing or after the filing of the registration statement, etc.).

•	Advise us as to whether you and selling shareholders are aware of our position contained in Interpretation 239.10 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response:  Supplementally, we advise the Staff that the Securities Purchase Agreement under which the Series B Preferred and Series K Warrants were issued included provisions prohibiting the purchasers from holding short positions in the Company’s stock between the signing and the closing of the transaction.  However after the closing of the transaction, there are no contractual provisions prohibiting the investors from holding short positions.  Based on information provided to the Company by the holders of the Series B Preferred and Series K Warrants, none of those selling stockholders has an existing short position in the Company’s common stock.  The Company and each of those selling stockholders have been provided with the Staff’s comments and are aware of your position contained in Interpretation 239.10 of the Securities Act Sections Compliance and Disclosure Interpretations.

Registration Fee Table

4.
We note your reference to Rule 416 of the Securities Act in footnote 1 of the fee table.  Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416.  Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the conversion or exercise price of convertible securities.  Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares.  Refer to Interpretation 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:  We have reviewed with the Company Interpretation 213.02 of the Securities Act Rules Compliance and Disclosure Interpretations.  The Company confirms that in the event that additional shares are issued upon changes in the conversion or exercise price of the convertible securities referred to in the fee table, the Company will file a new registration statement to register those additional shares, as necessary or appropriate.  In response to this comment, clarifying disclosure has been added at the end of the prospectus summary section.

Prospectus Cover Page

5.
We note your reference to an additional selling shareholder that may acquire shares being offered for resale under the prospectus upon exercise of a warrant received as compensation for consulting services provided to the company.  It appears that you are referencing Genesis Select Corporation, however, the current disclosure is ambiguous and without additional clarifying information, we are unable to assess certain matters that may be triggered by the current disclosure.  Please advise and clarify as necessary.

Response: The Company advises the Staff that Genesis Select Corporation is the additional selling stockholder being referenced in the prospectus cover page. In response to the comment, the disclosure on the prospectus cover page has been revised to clarify the reference.

Selling Shareholders, page 11

6.
Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years.  For example, on page 13, we note that Genesis Select Corporation received its warrant in exchange for services rendered.  Please describe these services in more detail.  Additionally, please describe the private placement transaction in which you issued the Series B Preferred, the Series K Warrants, and the warrant to Ardour Capital Investments, LLC in materially complete terms, including the dates of the transactions, the purchase price, the conversion or exercise price, and the number of shares received.

Response:  In response to the Staff’s comment, additional disclosure has been added under the subheadings “Transactions and Relationships with Selling Stockholders” and “February 2011 Private Placement Transaction; Effect of Potential Conversion Price and Exercise Price Adjustments” in the Selling Stockholder section of the prospectus.

7.
Please tell us with a view towards disclosure whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time of purchase or receipt of these securities, the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:  Supplementally, we advise the Staff that the selling stockholders have informed the Company that they have purchased (or, with respect to warrants, will purchase) the securities to be resold in the ordinary course of their business, and at the time of purchase or receipt of these securities, none of the selling stockholders had any agreements or understandings, directly or indirectly, with any person to distribute those securities.

8.
Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.  If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale.  If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

•	that the selling shareholders purchased in the ordinary course of business, and
•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

Response:  Supplementally, we advise the Staff that the selling stockholders have informed the Company that they are not broker-dealers and are not affiliates of broker-dealers, with the exception of Genesis Select Corporation ("Genesis").  Genesis has informed the Company that it is not a broker-dealer, but that it is under common control with an entity that is a registered broker-dealer.  On that basis, the Company considers Genesis to be an affiliate of that entity.  Genesis has also confirmed to the Company that it acquired its warrant and would acquire the underlying shares in the ordinary course of its business, and that it had no agreements or understandings at the time of acquisition to distribute those securities.  The Selling Stockholder section of the prospectus has been revised to provide the additional disclosure in footnote (11) to the Beneficial Owner table. Subsequent to the original filing of registration statement, the Company has been informed by Ardour Capital Investments, LLC ("Ardour") that Ardour has transferred its warrant to Woodrock Capital Partners, LLC ("Woodrock").  The prospectus has been revised to reflect Woodrock rather than Ardour as the selling stockholder.  The Company has been informed that Woodrock is an accredited investor, and is not affiliated with Ardour.

Undertakings, page 20

9.
Please revise to only include the undertakings applicable to this offering.  In this regard, it is unclear to us why you have included the undertakings related to Rule 430A and Rule 430B and why you have not included the undertaking related to Rule 430C.  Please - advise or revise accordingly.

Response: In response to the Staff’s comment, the undertakings have been revised to include the undertaking related to Rule 430C and to remove inapplicable undertakings.

Exhibit 5.1 — Legal Opinion of DLA Piper LLP (US)

10.
We note that counsel has limited its opinion to the Delaware General Corporation Law.  Please either confirm that in doing so counsel also means all Delaware statutes and Delaware court decisions that affect the interpretation of the General Corporation Law or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

Response:  We confirm as counsel to the Company our understanding that the Delaware General Corporation Law includes all applicable Delaware statutory provisions as well as applicable judicial and regulatory determinations that affect the interpretation of the Delaware General Corporation Law.

11.
We note that the opinion is dated March 18, 2011 and that counsel limits its opinion to “the date hereof.” Please arrange for counsel to update the opinion before the date of effectiveness of the registration statement.

Response:  We confirm that the opinion will be updated prior the date of effectiveness.

* * * * *

In addition, pursuant to your request, on behalf of the Company we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We also acknowledge the Staff’s reference to the Rules 460 and 461, and the Staff’s requests for acknowledgements by the Company in connection with any request by the Company for acceleration of the effective date of the Registration Statement.

We would be happy to answer any further questions or provide additional information as requested by the Staff. I can be reached directly at (650) 833-2111, or you may contact the Company’s Chief Financial Officer, Margaret Randazzo, at (408) 402-9471.

Sincerely,
DLA Piper LLP (US)

By:  /s/ Brad Rock
Bradley J. Rock

cc:	Barry Cinnamon, CEO, Westinghouse Solar, Inc.
Margaret Randazzo, CFO, Westinghouse Solar, Inc.
Carlos E. Rivas, Esq., DLA Piper LLP (US)